Morrison Warren	Chapman and Cutler LLP
Partner	320 South Canal Street, 27th Floor
Chicago, Illinois 60606

(312) 845-3484
warren@chapman.com

May 1, 2025

VIA EDGAR CORRESPONDENCE

Ashley Vroman-Lee
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Roundhill ETF Trust
File Nos. 333-273052; 811-23887

Dear Ms. Vroman-Lee:

This letter responds to your comments regarding the registration statement filed on Form N-1A for the Roundhill ETF Trust (the “Registrant” or the “Trust”) with the staff of the Securities and Exchange Commission (the “Staff”) on April 11, 2025 (the “Registration Statement”). The Registration Statement relates to the Roundhill ABNB WeeklyPayTM ETF, Roundhill ARM WeeklyPayTM ETF, Roundhill ASML WeeklyPayTM ETF, Roundhill AVGO WeeklyPayTM ETF, Roundhill BABA WeeklyPayTM ETF, Roundhill BRKB WeeklyPayTM ETF, Roundhill COST WeeklyPayTM ETF, Roundhill CRWD WeeklyPayTM ETF, Roundhill DKNG WeeklyPayTM ETF, Roundhill HOOD WeeklyPayTM ETF, Roundhill JPM WeeklyPayTM ETF, Roundhill LMT WeeklyPayTM ETF, Roundhill MSTR WeeklyPayTM ETF, Roundhill NFLX WeeklyPayTM ETF, Roundhill RDDT WeeklyPayTM ETF, Roundhill SHOP WeeklyPayTM ETF, Roundhill SPOT WeeklyPayTM ETF, Roundhill TSM WeeklyPayTM ETF, Roundhill UBER WeeklyPayTM ETF and Roundhill XOM WeeklyPayTM ETF (each a “Fund” and, collectively, the “Funds”), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

For each applicable Fund, please disclose whether there is a likelihood or a risk that weekly payments may not be made, if accurate.

Response to Comment 1

Each Fund’s strategy has been designed so that the Fund will make weekly distributions under all circumstances. The only thing that will change based upon prevailing market conditions is the amount of the distributions. Absent an extraordinary event (such as the closure of a Fund), it is not currently expected that the Funds will not make weekly distribution payments.

Comment 2 – Fee Table

Please supplementally provide a completed fee table for each Fund sufficiently in advance of effectiveness for the Staff’s review. If the fee table is the same for each Fund, please note when providing the completed fee table.

Response to Comment 2

Pursuant to the Staff’s comment, a completed fee table has been set forth on Exhibit A. This fee table will be the same for each Fund.

Comment 3 – Current Market Conditions Risk

Within the “Current Market Conditions Risk,” please include trade restrictions (i.e. tariffs) on any country that could have a significant effect on the reference asset for each Fund.

Response to Comment 3

Pursuant to the Staff’s comment, “Current Market Conditions Risk” and “Market Risk” have been revised to include disclosure relating the potentially negative impact on the Funds of tariffs.

Comment 4 – Derivatives Risk

Please include a separate “Swap Risk” unless a Fund will be using additional derivatives. If a Fund will be using additional derivatives, please include updated disclosure for each Fund in the “Principal Investment Strategies” section.

Response to Comment 4

The Registrant respectfully directs the Staff’s attention to “Swap Agreements Risk,” set forth in each Fund’s prospectus. The risk appears outside of alphabetical order in the front of the section entitled “Principal Risks” as the Adviser has deemed this risk to be especially relevant to potential investors. The only derivative the Funds currently intend to utilize are swaps.

Comment 5 – Performance

Please supplementally disclose each Fund’s appropriate broad-based securities market index.

Response to Comment 5

Each Fund will use the Solactive GBS Global Markets All Cap USD Index TR as its broad-based securities market index.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren

cc:	Richard Coyle, Esq., Chapman and Cutler LLP

Exhibit A

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees(1)	0.99%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(2)	0.00%
Total Annual Fund Operating Expenses	0.99%

(1)	The investment advisory agreement between the Trust and Roundhill Financial Inc. (“Roundhill”) utilizes a unitary fee arrangement pursuant to which Roundhill will pay all operating expenses of the Fund, except Roundhill’s management fees, interest charges on any borrowings (including net interest expenses incurred in connection with an investment in reverse repurchase agreements or futures contracts), dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments (including any net account or similar fees charged by futures commission merchants), accrued deferred tax liability and extraordinary expenses.
(2)	“Other Expenses” are estimates based on the expenses the Fund expects to incur for the current fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated, and then sell all of your Fund Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Year 1	Year 3
$101	$315

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